MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Reply Attention of	William Macdonald	Suite 1210, 777 Hornby Street
Direct Tel.	604.648.1670	Vancouver, B.C.
E-Mail Address	wmacdonald@wlmlaw.ca	V6Z 1S4 CANADA
Our File No.	31309-1	Telephone: (604) 689-1022
Facsimile: (604) 681-4760

December 21, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Janice McGuirk

Dear Sirs:

Re:	Dussault Apparel, Inc. (the “Company”)
Annual Report on Form 10-KSB FYE 10/31/08
Filed March 17, 2009
File No. 0-52452

     We are the solicitors for the Company. We refer to your letter of October 30, 2009 addressed to the Company with your comments on the Company's Annual Report on Form 10-KSB for fiscal year ended October 31, 2008, filed March 17, 2009. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Item 1. Description of Business, page 4

1.	In response to comments 1 and 2, the Company proposes to make the following disclosure:

“Our current business is limited to the design and distribution of our apparel lines, which we do on an order by order basis. Once we receive an order from a retailer, we outsource the manufacturing of that order to third parties. Upon submission and receipt of the order the retailer is required to prepay 50% of the order, with the balance payable on delivery. When we place the order with a manufacturer for production, we pay for the manufacturing costs upon completion. We do not have any agreements in place for manufacturing, given this model. We do have distribution agreements in regards to our “Deuce” collection in Canada, and for our headware collection in the United States. Given this order by order business model, we can function without maintaining inventory and warehousing of products. Our design functions are carried out at our head office location.

At present, our products are available in approximately 200 retail locations across the United States and Canada, through approximately 40 different retailers. Of these locations, approximately 140 are Hatworld, which carries our head ware collection. Given that such retailers

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

US Securities & Exchange Commission
Re: Dussault Apparel, Inc.
Page | 2

only carry our products on an order by order basis, we can provide no assurances that such retailers will continue to purchase and carry our products on any ongoing basis.”

2.	See #1 above.

Part II

Item 6. Management’s Discussion and Analysis, page 11

Results of Operations for the Years ended October 31, 2009

3.

The underlying reasons for this markdown were as follows. The inventory arrived in the summer of 2007. The inventory constituted the Winter Collection for 2007-2008. The Company was unsuccessful in generating large enough sales to turn the inventory during the season. Fashion companies must always be presenting new products to clients, when an item does not sell it is marked down to sell, unfortunately the US economic situation was rapidly deteriorating in the summer /fall of 2008 with retailers and manufacturers liquidating stock, closing outlets and cutting back on purchases. Making it difficult to sell the inventory to the traditional apparel clearance channels. Additionally sales at the Dussault Store In Los Angeles were virtually non existent. The Company made the decision to protect its cash on hand and close the Dussault Store in Los Angeles. With no staff remaining in Los Angeles to oversee and manage warehoused inventory and not enough capital to transport and store the inventory in Canada we sold the inventory at the best price and terms we could get at the time. The markdown value was based upon the sale price negotiated with the buyer.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 17

4.

The Company has confirmed that the auditor will revise the opening and opinion paragraphs of the audit report to opine upon the cumulative period from inception (August 1, 2006) to year-end in addition to the annual periods, in future filings.

Statement of Operations, page 20

5.	We confirm that the "Non-recurring item" caption on the inventory markdown of $1,791,526 will be deleted and the item repositioned as a separately disclosed item of Cost of Sales in the next filing.

Note 2 – Summary of significant Accounting policies

6.	The Company will provide a policy note in regards to its revenue streams and revenue recognition policies to state the following:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

US Securities & Exchange Commission
Re: Dussault Apparel, Inc.
Page | 3

“Our Sales Segments

Our Wholesale Segment

     Our North American Wholesale segment sells our products to leading regional clothing specialty retailers and boutiques that have the image and merchandising expertise that we demand for the effective presentation of our products. In 2008, our products were sold in The Hudson’s Bay Co., Boy’s Co and Leone’s, and in approximately 24 other specialty retailers and boutiques. Our Wholesale segment also sells prior season or excess merchandise to off-price retailers and liquidators. In 2008, our Wholesale segment generated net sales of $386,000 comprising 79.4% of our total net sales.

Our Consumer Direct Segment

     Our Consumer Direct segment includes our branded retail store and our e-commerce sales. As of October 31, 2008, we operated 1 branded retail store. Our branded retail store Our branded retail store showcases the full range of our branded in an environment that emphasizes our unique image through a “retro 1970’s rock and roll road trip “experience. Our e-commerce sales are made through the Dussault Apparel corporate website accepting customer orders and fulfilling customer orders from our branded retail store. In 2008, our Consumer Direct segment generated net sales of $112,000 comprising 20.6% of our total net sales.

Sales Recognition

     Sales are recognized across all segments of the business when there is persuasive evidence of an arrangement, delivery has occurred, price has been fixed or is determinable, and collectability can be reasonably assured.

     Sales within our Wholesale segments are recognized at the time title passes and risk of loss is transferred to the customer. Sales are recorded net of discounts, operational chargebacks and markdowns. Returns and allowances require pre-approval by management and discounts are based on individual case by case terms.

     Retail store sales are recognized net at the time of sale to consumers. E-commerce sales of products ordered through our retail internet site known as www.dussaultapparel.com are recognized upon estimated delivery and receipt of the shipment by the customers

Uncollectible Accounts

     At times, our Wholesale customers place orders that exceed the credit that they have available from us. We evaluate those orders to consider if the customer is worthy of additional credit based on our past experience with the customer. In the event we elect to sell merchandise to

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

US Securities & Exchange Commission
Re: Dussault Apparel, Inc.
Page | 4

the customer on credit, we take the credit risk for the amounts that are above the credit limit established by us. As of October 31, 2008, the amount of trade receivables for which we bear the credit risk is $10.0 million.

       Management evaluates our accounts receivables to estimate if they will ultimately be collected. In performing this evaluation, significant judgment is used, including an analysis of specific risks on a case by case basis.”

In regards to the enhanced disclosure for the Company’s MD&A, it would propose to use substantially the same language as noted above in response to comments 1 and 2, as well as the foregoing policy discussion.

7.	See response to comment #6 above.

8.	The Company’s response is as follows:

Heretofore, the disclosure requirement has been satisfied with an explanatory paragraph and a statement that deferred tax assets arising from net operating losses were nullified by a 100% allowance on account of the uncertainty of realization. The paragraph will be updated with reference to the new FASB codifications, and a calculation of the actual deferred tax asset, together with the anticipated allowance, as follows, (e.g. for prior fiscal year end):

“At October 31, 2008 Dussault Apparel Inc. had available Federal net operating loss (NOL) carry forwards of $4,178,008. The income tax effect of temporary differences between financial and tax reporting gives rise to the deferred tax asset at October 31, 2008 and October 31, 2007 as follows:

2008 2007

Deferred tax asset, beginning	$5,925,058	etc.
Benefit of current year’s operating loss
carry forward	4,178,008
Deferred tax asset, ending	$10,103,066

Valuation allowance, beginning	$(2,073,770)
Current year’s provision	(1,462,303)
Valuation allowance, ending	(3,536,073)

Deferred tax asset, net	$0
Tax at blended U.S./ Canadian statutory rates	35%
Loss carryover	(35% )

Tax expense	$0

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

US Securities & Exchange Commission
Re: Dussault Apparel, Inc.
Page | 5

Under Section 382 of the Internal Revenue Code of 1986, as amended, the use of prior losses including NOLs is limited if a corporation undergoes an “ownership change”. Future issuances of equity interests by us for acquisitions by us for acquisitions or the exercise of outstanding options to purchase our capital stock may result in an ownership change that is large enough for this limitation to apply. If the limitation applies, we may be unable to use a material portion of its available NOL carry forwards top reduce future taxable income.

Note 4 – Capital Structure, page 26

9.	The Company has confirmed that in future filings stock based compensation will be correctly computed. FASB guidance noted.

Section 302 Certification

10.	The Company has confirmed that in future filings it will revise the filed certifications to address the issues raised in the comment.

Closing Comments

     We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-K shortly. Should you have any questions, please do not hesitate to contact the writer.

     On behalf of the Company we sincerely thank and appreciate the SEC’s attention to and ongoing cooperation in this matter.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald

WLM/mll

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.